Filed by Avanex Corporation (Commission File No. 000-29175)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 000-31581)

          The following is a series of slides relating to the planned merger between Avanex Corporation ("Avanex") and Oplink Communications, Inc. presented by Paul Engle, Avanex's President and Chief Executive Officer, to financial analysts and other members of the financial and investment community.

AVANEX®



Paul Engle, President & CEO

Legal Disclaimer

This presentation contains forward-looking statements, including forward- looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company's ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close or that the closing may be delayed, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular in the optical networks industry, the combined company's inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated. In addition, please refer to the risk factors contained in each of Avanex's and Oplink's SEC filings including, without limitation, Avanex's most recent quarterly report on Form 10-Q filed with the SEC on May 13, 2002 and Oplink's most recent quarterly report on Form 10-Q filed with the SEC on May 15, 2002.

Avanex and Oplink assume no obligation and do not intend to update these forward looking statements.

Agenda

- Avanex Overview
- The Avanex Competitive Advantage
- Drivers For This Market
- The New Reality
- Avanex/Oplink Merger Details
- Conclusion

Avanex: A Snapshot

***Avanex* is a leading supplier of next generation optical products that increase performance and lower network costs**

- **Founded in 1997**
- **IPO in Feb. 2000**
- **LTM Revenues: $44MM**
- **Six Product Lines**
- **450 employees, including 150 in R&D&E**
- **Over 100 patents filed, issued or pending**
- **Over $190MM in cash and securities**
- **Headquartered in Fremont, CA**
- **Three facilities**
  - **Fremont, Ca**
    - **145,000 sq. ft.**
  - **Richardson,Tx**
    - **22,000 sq. ft.**
  - **Hudson, Ma**
    - **10,000 sq. ft.**

Avanex Mission

Deliver high-quality, high-performance optical products to System Integrators and Carriers that:

- **Provide and manage any number of low-cost wavelengths**
- **Provision flexibility for the network to lower operational costs and increase performance**
- **Enable high bit-rate transmission on any type of fiber**
- **Allow cost-effective migration to higher capacity networks without service disruption**

The Avanex Competitive Advantage

- **Unequalled optical technology**
- **Extensive network design knowledge**
- **Strong collaborative approach with customers**
- **Superior expertise in micro optics integration and packaging**

Market Drivers

Optical networking is becoming the pervasive medium for telecommunications due to its ability to deliver higher bandwidth with greater flexibility at lower costs

Factors to drive the next wave of deployments:

- Improved financial health for service providers
- The proliferation of new services for homes and businesses
  - *e.g. video on demand, high speed internet access*
- The development of next generation solutions which reduce networking costs, increase network flexibility, expand network services and are cost effective

= Avanex's Vision

The New Reality

- ***The market for optical solutions has changed dramatically over the past 24 months***

	CY2000	CY2002
Network Focus	**Long Haul**	**Metro**
Systems Design	**Static**	**Flexible**
Manufacturing Focus	**Higher Volume**	**Lower Volume**
Sales Visibility	**Good Visibility**	**Low Visibility**
Lead Times	**10+ weeks**	**4-8 weeks**
Qtrly Sales Growth	**>50%/Qtr**	**+/- 20%/Qtr**
Integration Level	**Low**	**High**

Network Focus: Long Haul to Metro

Long Haul

High Channel Count (>80 channels)
Transmission Focus
Regeneration Needed (OEO Conversions)
Multiple Amplification Points
Expensive

↓ ↓ ↓

Metro

Low-Medium Channel Count (8-40 channels)
Flexibility Focus
Designed to Reduce OEO Conversions
Few/No Amplification Points
Must be Cost Effective ("Pay as You Grow")

Systems Design: Flexible Networking


Back-Bone
Network
Hub
Edge Router
MC
OXC
Metro-Core
Ring
MC
OADM
MC
OADM
Metro-Access
Ring
MA
OADM
Access
Network

Higher Levels of Integration

Subsystems



Includes passives, actives, ICs, software, network interfaces in a rackmount solution

Modules



Includes passives, actives in a plug & play module

Components



Avanex's Suite of Metro Solutions

- **DWDM/OADM**
  - ***PowerMux™*** **– low cost, high performance; fully upgradeable**
  - ***PowerExchanger™*** **– high channel count, upgradeable optical add/drop multiplexer**



- **Metro EDFA**
  - ***PowerExpress™*** **– low loss, bi-directional amplifier with dispersion management**


AVANEX
PowerExpress

Avanex's Dynamic Solutions

- **Wavelength Management**
  - ***PowerRouter™*** **– High performance dynamic wavelength routing and management**
  - ***PowerLeveler™*** **– Dynamic gain equalization**
- **Dispersion Compensation**
  - ***PowerShaper™*** **– fixed and tunable chromatic dispersion compensation module**






AVANEX Corporation

Manufacturing: Lower Volumes, Visibility

In today's environment, manufacturing must be:



- ***Flexible*** **- Ramping up/down short term capacity quickly without incurring excessive costs**



- ***Scalable*** **- Managing the operations to significantly reduce costs and increase production**

Shorter Lead Times

Systems Integrators and Carriers are demanding shorter lead times in order to lower their inventory levels & better manage resources

To accommodate, suppliers must:

- **Shorten Manufacturing Times**
- **Increase Standardization of Products**
- **Vertically Integrate**
- **Automate Timely Manufacturing Processes**

Volatile Sales

Volatile sales patterns complicate planning

- **Therefore operations must be flexible & scalable to accommodate a dynamic environment**
  - **Avanex's use of outsource manufacturing has significantly increased our ability to respond quickly and cost effectively to demand fluctuations**



Avanex Revenue and Growth
$60
$40
$20
$0
100%
50%
0%
-50%
-100%
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Revenue (in $MM)
Revenue Growth

Avanex/Oplink Merger Details

- On March 19th, Avanex and Oplink announced that they intend to merge
  - We believe this combination will create a leading supplier of optical subsystems, modules and components
- We expect to finalize the S-4 Prospectus by the beginning of June
- We hope to complete the merger with Oplink by June 30, 2002

What the Combination Means to Customers

Marketing & Sales:

- Increased product breadth = One stop-shop for passive components
- Larger supplier = reduces financial risk

Manufacturing & Quality:

- Greater use of offshore facilities = low cost manufacturing
- Vertical integration = cost reductions and lower lead times
- Continued commitment to highest levels of product quality

Research and Development:

- Greater R&D capabilities = focus on next generation technologies and faster design times
- Combined efforts on existing platforms = standardization and lower costs

Avanex/Oplink: A Comparison

Last Twelve Month Revenues ($MM)


$44
$50
$50
$25
$0
Avanex
Oplink

Cash (in $MM)


$240
$120
$0
Avanex
Oplink

Employees


2000
1000
0
Avanex
Oplink

Facilities Space (sq ft)


605K
177K
750000
500000
250000
0
Avanex
Oplink

Oplink: A Snapshot

Oplink is a Leading Supplier of High-Performance Optical Technologies

- Founded in 1995
- IPO in Oct 2000
- LTM Revenues: $50MM
- Three product families
- 1,300 employees, including 150 in R&D&E
- Over $225MM in cash and securities

- Headquartered in San Jose, CA
- Facilities
  - San Jose, Ca
    - 60,000 sq. ft.
  - Zhuhai, China
    - 500,000 sq. ft.
  - Shanghai, China
    - 45,000 sq. ft.

Avanex/Oplink: Broad Product Portfolio

Assumes combined product offering of Avanex and Oplink


Transmitter
Multiplexer
Dispersion Compensator
Amplifier
Add/Drop Module
Optical Cross Connect
Demultiplexer
Receiver
Modules
Modulators
Wavelength Locker
Gain Flattening Filters
Source Lasers
Isolators
Modules
Bragg Gratings
Couplers/Splitters
Interleavers
Thin Film Filters
AWGs
VOAs
Modules
Polarization Mode
Chromatic Disp
Modules
Doped Fiber
Couplers
Isolators
Pump Lasers
Gain Flattening Filters
Couplers/Splitters
VOAs
DGE
Modules
Couplers/Splitters
Circulators
Bragg Gratings
Thin Film Filters
Interleavers
AWGs
VOAs
Modules
Opto-mechanical
Thermo-optical
Bubble
Liquid Crystal
MEMs
Other
Modules
Lenses
Photodiodes

Avanex's Products







DWDM

- **PowerFilter™** – unique packaging allows low loss characteristics
- **PowerMux™** – highest channel count device commercially available; upgradeable to any channel count

Dispersion Comp. & Mgmt

- **PowerShaper™** – fixed and tunable chromatic dispersion compensation module

OADM

- **PowerExchanger™** – high channel count, upgradeable
  - Fixed OADM
  - Smart OADM







Metro EDFA

- **PowerExpress™** – low loss, bi-directional with dispersion management

DGE & DCE

- **PowerLeveler™** – low loss, dynamic EDFA gain flattening

OWR & ROADM

- **PowerRouter™** – low loss, dynamic wavelength routing

Oplink's Products



DWDM
- High channel count
- High channel isolation
- Low insertion loss
- Low profile packaging
- Wide Passband



Amplifier Modules
- Wide dynamic range
- Compact package design
- Low power consumptions
- Intelligent integration



Amplifier Components
- Low insertion loss
- Wide operating wavelength range
- High isolation
- Low PDL and PMD
- Low WDL
- Array and hybrid solutions
- Compact size



Switching/Routing & Signal Conditioning
- Excellent stability and reliability
- Compact design
- Fast switch times
- Low insertion loss
- High channel isolation

Components Landscape

Passive Components Players

CY 2001 Revenue ($mm)


0
50
100
150
2,200
JDS Uniphase
2,136
Avanex/Oplink
141
Oplink
77
Avanex
64
Bookham
32
Alliance Fiber
20

SOURCE: Company reports

Oplink's Offshore Manufacturing


Offshore Capacity
Sq. Ft. (000's)
600
400
200
0
CY98
CY99
CY00
CY01
Shanghai
Filters, crystals
Materials, subassemblies
Zhuhai
Volume product
manufacturing

ISO 9000:2000
Compliant

Conclusion

We are seeing revolutionary trends in Telecom:

- network requirements are evolving
- demand for next gen products is becoming increasingly important
- supply chain issues are emerging
- sales volatility is high

We are taking advantage of this time to strengthen the company for the future:

- ✓ Increase our product breadth
- ✓ Focus on next generation technologies
- ✓ Improve our financial position
- ✓ Lower our cost structure
- ✓ Move our manufacturing offshore

Additional Information About the Merger and Where to Find it

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Additional Information (cont.)

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

AVANEX®



Powering the Next Generation Optical Networks Today

ENABLING THE ALL-OPTICAL NETWORK

AVANEX®